MANAGEMENT’S DISCUSSION AND ANALYSIS

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated April 12, 2005 and provides an analysis of NovaGold's financial results for the quarter ended February 28, 2005 compared to the same quarter in the previous year. At April 12, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company's February 28, 2005 unaudited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective for the Company's first quarter commencing December 1, 2004. This guideline requires the consolidation of VIE’s by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company. All amounts are in Canadian dollars, unless otherwise stated.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company's Nome, Alaska operations. NovaGold had $48 million of unrestricted cash at February 28, 2005 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had a net loss of $5.1 million (or $0.08 per share) for the first quarter ended February 28, 2005, compared with a net loss of $0.3 million (or $0.01 per share) for the same quarter in 2004. After excluding the non-cash stock-based compensation charge for the quarter of $4.2 million, the net loss for the period is $0.9 million compared with $0.3 million in the previous year. The other major factors in the net increase in the quarter's loss were a decrease in net revenues by $0.2 million, an increase in expenses of $0.3 million and a non-reoccurring mineral property recovery and minority interest add back totalling $0.1 million in 2004.

Revenues from the Company's land and gravel sales, gold royalties and other revenues reduced by $0.2 million in the first quarter ended February 28, 2005, compared with the same quarter in 2004. The decrease in revenues is mainly due to decreased land sales within the Nome, Alaska city limits. Interest income of $0.4 million for the quarter remained consistent with the previous year's quarter.

Expenses were $5.6 million for the first quarter ended February 28, 2005 compared with $1.1 million in the same quarter in 2004. During the quarter, the Company recorded $4.2 million for stock options granted to employees, directors and service providers with no equivalent in the quarter in the previous year. The accounting for stock-based compensation includes an equivalent $4.2 million amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $1.5 million in the first quarter of 2005 compared with $1.2 million in the same quarter in 2004. General and administrative costs and professional fees have decreased slightly while corporate development and communications costs have increased because of the Company's expanded shareholder base, and wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by the more advanced stages of the Company's projects.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $
Net revenues	515	946	1,207	581	735	575	359	99
Loss for the quarter	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)
Loss per share – basic and diluted	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)
Expenditures on mineral properties and related deferred costs(1) USA Canada	1,613 2,859	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)	1,942 4,700	781 24

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. as restated.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter, the Company expended $4.5 million on mineral properties and related deferred costs. Of this amount, $1.7 million and $1.1 million related to spending at the Galore Creek project and adjacent Copper Canyon project, respectively, both located in Northern British Columbia. The majority of the expenditures at Galore Creek relate to work performed for an independent Pre-Feasibility level study targeted to be completed on the project by mid-2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. Included in the Copper Canyon expenditures is the fair value of $0.9 million for the Company's issuance of 74,074 common shares during the quarter as part of the property agreement. Also $1.1 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first quarter of 2005.

Liquidity and Capital Resources

The Company expended $1.7 million on net operating activities during the quarter ended February 28, 2005 compared with $2.9 million in the same quarter in 2004. The largest element of the reduction was the lower changes in non-cash working capital.

The Company received net proceeds of $0.8 million from the exercise of stock options in the first quarter of 2005 compared with $3.1 million from the exercise of stock options and warrants in the same quarter in 2004.

The Company expended $7.0 million on investing activities during the first quarter of 2005 compared with $1.0 million in the same quarter in 2004. During the quarter, the Company expended a total of $7.0 million on mineral properties and related deferred costs of which $3.4 million related to accrued costs at the Company's November 30, 2004 year end. The majority of the quarterly mineral property expenditures occurred at the Galore Creek, Copper Canyon and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At February 28, 2005, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments at the quarter end are approximately as follows:

in thousands of Canadian dollars
$
2005	91
2006	287
2007	289
2008	285
2009	285
Thereafter	2,030

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At February 28, 2005 the Company had unrestricted cash and cash equivalents of $48.2 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. In February 2005, under the FTS agreements the Company renounced $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded net future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $6.7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income tax recovery at that time. The Company intends to spend the entire amount on the Galore Creek project located in Northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the inferred mineral resource at Galore to the indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum of $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and is contemplating the effect of potentially including mining from the Big Hurrah deposit as part of the study. A budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results. In particular these costs do not include any capital costs that may be committed for development of the Nome Operations should the decision be made to advance to development in 2005. Furthermore, the current limited availability of certain mining equipment may necessitate early commitment to purchase certain long lead time items.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project.

Related Party Transactions

Subsequent to February 28, 2005, the Company sold its subsidiary, 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in the new company at a deemed value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there is no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based Compensation
CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

The Company's accounting policies are described in note 2 to the Company's 2004 audited consolidated financial statements which can be found on the Company's website: www.novagold.net or on SEDAR: www.sedar.com.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005